04016359

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-48519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVANTAGE TRADING GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 W. STATE ROAD 434
(No. and Street)

LONGWOOD, FL 32750
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD GOBLE 407-774-6281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130 MAITLAND, FL 32751
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD GOBLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVANTAGE TRADING GROUP, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEANNA SINGLETON
MY COMMISSION # CC 952946
EXPIRES: July 4, 2004
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT
Title

Deanna Si 2/27/04
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANTAGE TRADING GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2003
AND REPORT OF
INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

ADVANTAGE TRADING GROUP, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

The Stockholder and Board of Directors
Advantage Trading Group, Inc.

We have audited the accompanying statement of financial condition of Advantage Trading Group, Inc., as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage Trading Group, Inc., as of December 31, 2003 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

February 27, 2004

ADVANTAGE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	2,104,847
Deposits at clearing organizations		310,179
Receivables from customers		2,171,896
Receivables from broker dealers and clearing organizations		234,548
Due from related parties		26,274
Securities purchased, not yet sold, at market price		23,730
Property and equipment, net of accumulated depreciation of $114,549		57,868
Goodwill		960,414
Other assets		12,088
Total assets	$	5,901,844

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Cash overdraft	$	325,988
Payable to customers		2,061,117
Accounts payable		116,598
Accrued expenses		126,399
Payable to broker dealers and clearing organizations		796,252
Total liabilities		3,426,354
Stockholder's equity:		
Common stock, par value $10 per share; 1,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		4,273,889
Accumulated deficit		(1,808,399)
Total stockholder's equity		2,475,490
Total liabilities and stockholder's equity	$	5,901,844

The accompanying notes are an integral part of these financial statements

ADVANTAGE TRADING GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Order execution trading revenues, net	$	1,226,859
Clearing fees		5,455,384
Other income		11,138
Interest income		20,189
		6,713,570
Expenses:		
Employee compensation and benefits		1,158,049
Commissions and clearing costs		4,282,305
Order flow rebates		275,579
Communications and data processing		687,229
General and administrative		1,039,939
		7,443,101
Net loss	$	(729,531)

The accompanying notes are an integral part of these financial statements

ADVANTAGE TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	deficit	Total
Balance, January 1, 2003	1,000	$ 10,000	$ 3,823,889	$ (1,078,868)	$ 2,755,021
Contribution of capital			450,000		450,000
Net loss for the year ended December 31, 2003				(729,531)	(729,531)
Balance, December 31, 2003	1,000	$ 10,000	$ 4,273,889	$ (1,808,399)	$ 2,475,490

The accompanying notes are an tegral part of these financial statements

ADVANTAGE TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flow from operating activities:		
Net income	$	(729,531)
Adjustments to reconcile net income to net cash		
(used in) provided by operating activities:		
Depreciation and amortization		45,699
(Increase) decrease in operating assets:		
Receivables from customers		3,600,320
Receivable from brokers and dealers and clearing organizations		923,317
Deposits at clearing organizations		199,821
Due from related party		(11,189)
Income tax receivable from S corporation stockholder		56,647
Securities purchased, not yet sold		(1,730)
Other assets		93,184
Increase (decrease) in operating liabilities:		
Cash overdraft		(766,151)
Payable to customers		(3,850,849)
Accounts payable		100,971
Accrued expenses		(340,126)
Payable to brokers and dealers and clearing organizations		323,816
Due to parent and affiliated companies		(7,517)
Total adjustments		366,213
Net cash used by operating activities		(363,318)
Cash flow from investing activities:		
Purchases of furniture and equipment		(23,499)
Goodwill		(960,414)
Net cash used by investing activities		(983,913)
Cash flow from financing activities:		
Capital contributed by shareholder		450,000
Net cash provided by financing activities		450,000
Net decrease in cash and cash equivalents		(897,231)
Cash and cash equivalents, beginning of year		3,002,078
Cash and cash equivalents, end of year	$	2,104,847
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	14,186

The accompanying notes are an integral part of these financial statements

1. BUSINESS

Advantage Trading Group, Inc. (the "Company"), was incorporated in Florida on July 24, 1995. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company acts as principal in providing order execution services for independent broker dealers. The Company also acts as a clearing broker for other independent broker dealers. The Company's offices are located in Longwood, Florida.

Through November 5, 2003, the Company was a wholly-owned subsidiary of Empire Financial Holding Company and was a clearing broker for Empire Financial Group, Inc., ("Empire") a related party (see Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables from and payable to customers - Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

Securities owned and securities sold, not yet purchased - Securities owned, which are readily marketable, and securities sold, not yet purchased (short sales), are recorded at market value with unrealized gains and losses reflected in income. At December 31, 2003, the Company had securities owned of $23,730. At December 31, 2003, the Company did not have any securities sold, not yet purchased.

Property and equipment - Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Impairment of long-lived assets - The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such assets relate. SFAS 144 excludes goodwill and intangible assets. When an asset exceeds its expected operating cash flow, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. No impairments were recognized during the year ended December 31, 2003.

Securities transactions - Securities transactions and the related revenue and expenses are recorded on the trade date.

Order execution trading revenues, net - Order execution trading revenues, net are generated from the difference between the price paid to buy securities and the amount received from the sale of securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. The Company generally acts as principal in these transactions and does not receive a fee or commission for providing order execution services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Clearing fees - Clearing fees are fees for clearing services, which involve confirmation, receipt settlement, and custody and delivery of securities for other broker dealers.

Order flow rebates - Independent broker dealers utilize the Company as a clearing agent. The Company executes the trades and then rebates back to the brokerage firm for whom they are clearing an agreed upon amount for each trade in exchange for the flow of orders.

Advertising - Advertising costs are expensed as incurred, and totaled $1,394 in 2003.

Income taxes - The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not, that some portion or all of the deferred assets will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus, the change during the period in deferred tax assets and liabilities.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments - The financial instruments of the Company are reported in the statement of financial condition at their carrying values, which approximate fair values.

3. CHANGE OF OWNERSHIP AND RELATED PARTY TRANSACTIONS

Effective November 6, 2003, the Company's former parent, Empire Financial Holding Company and Richard L. Goble ("Goble") entered into a Stock Purchase and Settlement Agreement (the "Agreement") whereby certain controversies between the parties were settled. As a result of the Agreement, the stock of the Company was acquired by Goble and the Company is no longer a subsidiary of Empire financial Holding Company.

Prior to November 6, 2003, the Company cleared trades, confirmed securities trades and processed securities movements, recorded transactions with customers in its accounts and collected commissions on behalf of Empire. The Company retained a portion of the commissions as clearing fee for its services. Total commissions generated by Empire were $3,754,000 of which $332,417 was charged to Empire as a clearing fee for the Company's services. During 2003, the Company paid approximately $3,428 in order flow rebates to Empire.

Prior to November 6, 2003, the Company paid its parent, Empire Financial Holding Company, management fees pursuant to a management agreement. For the year ended December 31, 2003, the Company recorded $280,500 in management fees.

All receivables and payables between the Company, Empire and Empire Financial Holding company were paid as of November 6, 2003.

In November 1999, the Company entered into a lease agreement for operating facilities with a corporation that was in part owned by Goble. Effective as of November 6, 2003, Goble owns the operating facility and he has forgiven all rent due from the Company.

4. RECEIVABLES FROM AND PAYABLE TO BROKER DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payable to broker dealers and clearing organizations at December 31, 2003, consisted of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 38,113	$ 166,967
Deposits on securities borrowed	172,500	-
Settlement payable	-	247,832
Order flow payable	-	13,477
Other amounts due from/to brokers and dealers	23,935	367,976
	$ 234,548	$ 472,436

Deposits on securities borrowed represent cash on deposit with other brokers and dealers relating to securities borrowed. If these deposits were not returned, the Company could sustain a loss if the market value of the securities borrowed declines.

5. PROPERTY AND EQUIPMENT

At December 31, 2003, property and equipment consisted of the following:

		Estimated useful lives
Computers	$ 163,989	3 - 5 years
Furniture and fixtures	8,428	5 - 7 years
	172,417	
Less accumulated depreciation	(114,549)	
	$ 57,868	

Depreciation expense charged to income in 2003 was $45,699.

6. CASH OVERDRAFT

At December 31, 2003, the Company had cash overdrafts of approximately $325,988 that arise from checks being issued by the Company, which have not been presented to one of the Company's banks.

7. STOCKHOLDER'S EQUITY

Subsequent to the change in ownership on November 6, 2003, a capital contribution of $450,000 was made by Goble.

8. INCOME TAXES

The tax effects of temporary differences and net loss carryforwards that give effect to significant portions of deferred tax assets and liabilities consist of the following at December 31, 2003:

Net operating losses	$680,000
Less valuation allowance	(680,000)
Net deferred tax asset	$ -

At December 31, 2003, the Company had available operating loss carryforwards for federal and state taxes of approximately $1,800,000 that could be applied against taxable income in subsequent years through 2023. The tax effect of the net operating loss is approximately $680,000.

A valuation allowance has been recorded due to the uncertainty of realizing the net deferred tax asset.

Additionally, operating loss carryforwards may be substantially limited as to future availability due to the change of ownership in November 2003.

9. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), and the requirements of the securities exchanges of which it is a member. The Rule requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that net capital be equal to the greater of $250,000 or two percent (2%) of aggregate debit items computed in applying the formula for determination of reserve requirements. At December 31, 2003, the Company had net capital of $1,370,711, which was approximately fifty-four percent (54%) of aggregate debit balances of $2,564,245. At December 31, 2003, the Company had $1,120,711 in excess of required net capital.

The Company is also subject to Rule 15c-3 under the Securities Exchange Act of 1934 which specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined in the Rule. At December 31, 2003, the Company had a reserve requirement of $314,586, however, the Company had $400,000 deposited in the account.

10. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker-dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of the market value if the security contract is different from the contract value of the transaction.

In addition, the Company may sell securities it does not own and will, therefore, be obligated to purchase such securities at a future date and may incur a loss if the market value of the securities increases subsequent to the date of the sale. At December 31, 2003 the Company had sold no securities that it did not own.

In the normal course of business, the Company's customer clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are translated on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that

10. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT (continued)

customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors margin levels daily and requires the customer to deposit additional collateral pursuant to such guidelines or to reduce positions.

The Company's customer financing and securities activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event other parties are unable to meet contractual obligations to return customer securities pledged as collateral, the Company may be exposed to risks of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company maintains cash balances at three large national banks. Accounts at the institutions are insured by the Federal Deposit Insurance corporation up to $100,000.

SCHEDULE 1
ADVANTAGE TRADING GROUP, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL:

	Unaudited Focus Report filing as filed	Audit Adjustments	Audited Financial Statements
Total stockholder's equity	$ 1,576,738	$ 899,307	$ 2,476,045
Deduct:			
Non-allowable assets:			
Partly secured accounts	14,361	-	14,361
Furniture and equipment	70,762	(12,894)	57,868
Goodwill	-	960,414	960,414
Securities owned but not readily marketable	23,730	-	23,730
Aged fail-to-deliver	6,212	-	6,212
Other assets	38,361	-	38,361
Total non-allowable assets	153,426	947,519	1,100,945
Net capital before haircuts on securities positions	1,423,312	-	1,375,099
Less haircuts on securities positions	4,388	-	4,388
Net capital	$ 1,418,924	$ -	$ 1,370,711

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENTS:

2% aggregate debit items (or $250,000 if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital Computation	$ 250,000	$ -	$ 250,000
Excess net capital	$ 1,168,924	$ -	$ 1,120,711
Percent of net capital to aggregate debit items	55%		44%

The difference between the computation of net capital per the Company's unaudited FOCUS Report filing, as filed, dated January 24, 2003, and the computation according to these financial statements consist primarily of audit adjustments for stockholder distributions and accruals.

SCHEDULE 1I
ADVANTAGE TRADING GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 2,061,117
Monies borrowed collateralized by securities carried in the accounts of customers	-
Customers' securities failed to receive	166,967
Bank overdraft	325,988
Other	247,832
Total credits items	$ 2,801,904
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ 2,142,929
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' failed to deliver	172,500
Margin required and/or deposit with Options Clearing for all option contracts written or purchased in customer accounts	216,605
Failed to deliver of customer securities not older than 30 days	31,900
Other	311
Aggregate debit items	2,564,245
less 3% of aggregate debit items	(76,927)
Total debit items	$ 2,487,318
Reserve computations:	
Excess of total credits over total debits	$ (314,586)
Required deposit	$ 314,586
Amount held on deposit in reserve bank account	$ 400,000

There are no material differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's, unaudited FOCUS Report filing dated January 27, 2004.

SCHEDULE 1II
ADVANTAGE TRADING GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

Customers' full paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3	$ -
Customers's fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date), excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	$ -

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

To the Stockholder and Board of Directors
of Advantage Trading Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Advantage Trading Group, Inc., for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Advantage Trading Group, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange commission to be adequate for its purposes in accordance with the securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Advantage Trading Group Inc.'s practices and procedures were adequate to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Ohab and Company, PA

February 27, 2004